U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                            OF SMALL BUSINESS ISSUERS

        Under section 12(b) or (g) of the Securities Exchange Act of 1934



                                CYBERECORD, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)



         Florida                                                  91-1985843
-------------------------------                                ----------------
(State or other jurisdiction of                                I.R.S. ID Number
incorporation or organization)


              800 Bellevue Way N.E., Suite 400, Bellevue, WA 98004

               (Address of principal executive offices (zip code)

                    Issuer's telephone number (425) 990-5593


           Securities to be registered under Section 12(b) of the Act:

Title of each class                              Name of each exchange on which
To be so registered                              each class is to be registered
-------------------                              ------------------------------
      None                                                    None


           Securities to be registered under Section 12(g) of the Act:

                          Common stock $.001 par value
                          ----------------------------
                                (title of class)

CYBERECORD

Form 10-SB

Table of Contents                                                       Page

Part I

Item 1   Description of Business..........................................1

Item 2.  Management's Discussion and Analysis of

         Financial Conditions and Results of Operation....................2

Item 3. Description of Property.......................................... 5

Item 4.  Security Ownership of Certain Beneficial
         Owners and Management............................................6

Item 5.  Directors, Executive officers, promoters
         And Control Persons..............................................7

Item 6.  Executive Compensation...........................................8

Item 7.  Certain Relationships and Related Transactions...................9

Item 8.  Description of Securities........................................9

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and other Stockholder Matters.....................10

Item 2.  Legal Proceedings...............................................11

Item 3.  Changes in and Disagreements with Accountants...................11

Item 4   Recent Sales of Unregistered Securities.........................11

Item 5.  Indemnification of Directors and Officers.......................12

                                    PART F/S

Financial Statements....................................................F-1

                                    PART III

Item 1.  Index to Exhibits and Description of Exhibits...................12

Signature Page...........................................................13

PART 1

Item 1. Description of Business.

CybeRecord, Inc. (the "Company/we/CybeRecord") was incorporated on February 17, 1969 as Flexi-Built Modular Housing Corporation in the State of Florida. In March 1984, the Company changed its name to Flexicare, Inc.; In September 1996, the name was again changed to Pillar Entertainment Group Inc. In November 1997, the Company acquired all of the issued and outstanding stock of Chrysalis Hotels and Resorts Corp. and changed its name to Chrysalis Hotels and Resorts Corp ("Chrysalis").

Chrysalis was not successful in securing contracts for management consulting or operations management for any hotel operations, nor was it able to secure the financing to build a hotel. In early 1999, an opportunity to enter a high technology business was presented to the Company. In April 1999, the company proceeded with the venture, and acquired certain assets of James J. Lucas, Glenn and Paulette Kimball, Marek Niczyporuk, James L. and Barbara Baker Quinn, Herbert and Patricia Walker and Alva D. and Kirsten Cravens, in exchange for 6,000,000 shares of the Company's common stock, and we changed our name to CybeRecord, Inc.

The assets exchanged for the stock included the following:

(a) The intellectual property rights owned and/or, licensed for a microfilm, scanning device design, and all hardware design; (b) Computer programming code and all software developed including, but not limited to, any and all software needed to allow the scanning /digitizing / reading device to operate in a reliable and commercial manner; (c) Programs software, including all trademarks and the intellectual property related to the foregoing, in both machine readable and/or human readable form; (d) Rights to, and any rights to apply for and/or register, patents and patent applications, copyrights, trademarks, trade secrets and all other proprietary rights relating to such intellectual property; (e) Records and files relating to manufacturing, quality control, sales, marketing and customer support and designs for such intellectual property; (f) Derivative works of intellectual property; and (g) All related documentation.

The Company also acquired certain other assets consisting of hardware patents, rights to hardware patents, customer lists, contracts, agreements, licenses or license agreements, commitments, warranties, claims and other existing and inchoate rights. At the time of acquisition, the cost of the assets acquired was charged to expense as research and development, as the assets had not reached technological feasibility.

CybeRecord presently has a number of pending patents. We are not aware of any government approval that would be necessary to conduct business and there are no projected environmental impacts or other regulations that will affect the business of the Company. The Company presently employs five full-time employees.

Forward-Looking Statement

This registration Statement contains certain forward-looking statements and information relating to CybeRecord, Inc. that are based on the beliefs of its management as well as assumptions made by and information currently available to its management. When used in this report, the words "anticipate", "believe', "expect", "intend", "plan" and similar expression, as they relate to CybeRecord, Inc and. to its management, are intended to identify forward looking statements. These statements reflect management's current view of CybeRecord, Inc. concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: a general economic downturn; a downturn in the securities market.; enactment of future federal or state laws or regulations having an adverse effect on our business, and other risks and uncertainties.

Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this report as anticipated, estimated or expected, our business, results of operations and financial condition may be adversely affected.


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

CybeRecord's business is the development, manufacture and marketing of a low-cost, high-speed microfilm scanner. The following discussion of the results of operations and financial condition should be read in conjunction with the audited financial statements and related notes appearing subsequently under the caption "Financial Statements."

Market Research

Micrographics Newsletter, a publication of Microfilm Publishing, Inc., PO box 950, Larchmont, NY 10538-0950, published research in the May 1997 edition of Micrographics & Hybrid Imaging Systems Newsletter, conducted by the Giga Information Group. The newsletter estimates a United States domestic market of 12,900 film scanner units with a total market, including equipment and services, of $580 million. The study further estimates 523 billion images on film with the vast majority being 16mm film, followed in order by fiche, 35mm and aperture cards. The market is estimated to grow at 2-5% per annum.

The study identified nine major markets for film scanning which include state and local government, federal government, law enforcement agencies, legal services, banking and insurance, non-government archives, health care, manufacturing/engineering, and publishing.

The AIIM, the Association for Information and Imaging Management, is the industry association leader in matter relating to the conversion of documents to digital images. The web site for AIIM is YPERLINK "http://www.aiim.org", and its address is AIIM International, 1100 Wayne Avenue, Suite 1100, Silver Springs, Maryland 20910. According to information from AIIM, the Company's own research and the conclusions of market research conducted by the Giga Information Group, the market for microfilm scanners nationwide was estimated as high as $1.19 billion during the period between 1998 and the year 2001. The Giga study estimated that over 523 billion microfilm images are highly qualified for conversion to digital images over a four-year period. Converting merely 15% of these would create a $500 million market. With the introduction of the Company's product, the area of greatest growth in the microfilm scanner market will be in the mid-range of the market.

CybeRecord intends to offer scanners on a rental basis. Customers can install as many scanners as necessary for the time they need them, with no capital expenditure. Monthly rental fees will be charged according to the number of images scanned per unit and the number of scanners used for the conversion.

If the Company ships 1,250 microfilm scanners during the first four years, or approximately 10% of Giga's four-year market estimate of 12,900 units, the Company projects revenues of nearly $97 million during that period. CybeRecord's four-year estimate is 5% of Giga's optimistic high case four-year estimate of 29,200 units and a $1.3 billion cumulative market. The Company intends to target all microfilm users who have been waiting for a cost effective means to convert microfilm records to digital images. The Company will reach customers through advertising, direct mail, and trade shows. The Company will advertise in vertical magazines that communicate with managers in end user organizations such as, Law Enforcement magazines for law enforcement, Insurance magazines for insurance, etc. The Company will also employ web pages with links to related strategic partners.

Conversion of large volumes of microfilm to computer-based systems requires that the microfilm be converted to digital images using a microfilm scanner. Once digitized, the images are indexed using special indexing software and transferred on a large image database for storage and future retrieval. There are several indexing and image database systems sold by system integrators and value added resellers (VARs). CybeRecord does not intend to compete with the many companies that produce indexing or file management software because we intend to develop strategic relationships with these companies as noted in the following paragraph.

The Company will also develop strategic relationships with developers of indexing and database systems, large VARs and system integrators who are already selling to the Knowledge Management market. The Company's strategy is to aggressively promote its "click charge" program, ease of use, high quality digital image output, and high productivity. The relative low monthly cost of the Company's rental program lends itself to direct marketing, so CybeRecord's sales strategy is to offer the product direct, as well as through select VARs. The Ethernet ready CybeRecord scanner supports the industry popular paper scanner interface, allowing the many Resellers already selling paper scanners to sell the Company's scanner with little investment or training.

The Company's browser based system tracks and tallies the number of images scanned each month for each scanner. This information is downloaded to the Company monthly for customer billing. In addition, the software has a sixty-day clock that must be reset via modem by the Company. If the clock is not reset, the scanner will cease to operate. Customers who fail to pay their bills will be unable to scan, thus collection problems will be minimized.

The Company's pricing strategy will encourage customers to rent rather than purchase. At the minimum monthly charge of $3,000, it would take almost four years to equal an acquisition cost of $135,000, assuming $129,000 plus $6,000 annual maintenance. The Company believes the elimination of significant capital expenditure approvals will encourage over 90% of the companies to pay by the image scanned rather the purchase. The Company's direct sales force has previously developed relationships in key accounts and will focus heavily on government, including law enforcement, banking, insurance, title companies, and service bureaus.

Two prototype scanners will be produced for beta testing early in the year 2000, and volume production can begin immediately after completion of beta testing. The Company product prototype was completed in November 1999 and is currently coordinating its hardware-software capabilities for testing before manufacturing. Based on a successful outcome of the prototype testing, the first shipments could be readied for distribution as early as February or March of 2000. Pre-sales of the equipment is now starting. However, definitive sales activity will not commence until final determination of cost pricing and manufacturing capability projections.

The Company is in the process of applying for various patents to protect its technology and intends to develop lower cost scanners for the library market.

Most microfilm is of extremely low quality, seldom pristine, and sometimes over 100 years old. When microfilm technology was first introduced, it was state-of-the-art and represented the best means available for vast data storage needs. Often, these microfilm libraries contained millions of items including everything from bank check, credit card records, vital statistics, arrest records for law enforcement agencies, etc. Over the years, these libraries deteriorate and soon contained large amount of substandard film. Our technology addresses the quality problems...problems that are not trivial. Consequently, we have applied for two broad patents to protect the imaging enhancement capabilities of our scanners.

The major reason for converting from microfilm to digital images is to make the data available electronically, which is faster and more flexible. An electronic database would be readily available to be shared with branch offices and customers who are located offsite. Today, the sheer volume of records has made microfilm access relatively slow and limited in terms of data access speed. Digital access addresses the problems of retrieval speeds and the difficulty of sharing information off-site.

Our customers require a rapid and accurate microfilm scanner; which will allow unskilled clerical workers to extract the highest possible images from microfilm with minimal operator supervision. Clerks will not be required to perform a complex scanner set-up; traditionally required by other scanners. Further, an operator can supervise several of our scanners needing only to mount new film or add fiche to an automated feeder.

Additionally, since the information contained in the libraries is so vital, the conversion process must be made in the shortest period possible. An insurance company, for example, would not want to take many years to convert a microfilm database because information retrieval would be cumbersome during the process of conversion. Purchasing equipment makes a quick conversion difficult because of a large capital investment required. A scanner can convert, at best, 300,000 records a month. Even at $45,000 per scanner, it would require many scanners to do that job efficiently.

Microfilm databases of 120 million images are common. To convert such a film database would require 400 scanners to accomplish the task in one month. Alternatively, 34 scanners are required to complete the task in one year. At $45,000 per scanner, the capital investment involved for 34 scanners is over $1.5 million. This figure does not include the cost of operators and overhead.

That is why microfilm users are presently willing to spend from 5 cents to 15 cents (and more) to outsource conversion to a service provider. We believe our "per image" click-charge program will be considerably lower than outsource cost. This will allow the user to bring in ten or twenty scanners during the conversion and, after finishing, returning the machines.

Competitors

Prices for microfilm scanners presently range from $50,000 to $160,000. Currently, SunRise Imaging and Mekel are the leaders in the microfilm scanner market. Fuji does offer a proprietary scanner limited to its own 16mm blipped roll-film.

Both SunRise Imaging and Mekel have recently been acquired by other companies and, in our opinion, will not be as strong competitively since the acquisitions. To our knowledge, none of the existing microfilm scanner companies place product without a sales contract or third party lease, both of which require capital purchase approval and capital. The exception is a Fuji film scanner that sells for around $16,000, but the scanner is limited to 16mm Fuji blipped roll-film and is, therefore, not a competitor for the general microfilm scanning market.

Liquidity and Capital Resources

The Company currently believes that it has adequate cash resources to fund current operations. The capital requirements to finish research-and-development, including initial operational costs, were projected at $1 million, all of which has been received.

An additional $2 million is being sought to fund sales and manufacturing. We have yet to determine whether this funding will come from a bank line-of-credit or from the sell of securities.

Current revenue projections show that the availability of product and its revenue-generated distribution in the second quarter of 2000 will enable the Company to meet its financial operational requirements as an on-going entity. There can be no assurance, however, that the Company's actual capital needs will not exceed anticipated levels, or that the Company will generate sufficient revenues to fund its operations in the absence of other sources.

Item 3. Description of Property

The Company leases offices at 800 Bellevue Way, N.E., Suite 400, Bellevue, Washington pursuant to a written lease, which expires on June 30, 2000. The lease continues on a six-month period-to-period basis at a monthly rental of $1,735, which includes office space, communication services, and office furniture. The lease is with Vantas Bellevue, 800 Bellevue Way, NE, 4th Floor, Bellevue, Washington 98004, telephone number (425) 462-4059.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of the date of this Registration Statement, the stock ownership of each executive officer and director of the Company, of all executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its common stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power for such shares. No person listed below has any options, warrants or other rights to acquire additional securities of the Company, except as may be otherwise noted.

                                                     Percent of Beneficial
Name and Address                    Shares              Owner of Class (1)
----------------                    ------           ---------------------
James J. Lucas                      1,500,000                 9.74
401 -- 100th NE, #316
Bellevue, WA  98004-5456

James L. Quinn*                     1,100,000                 7.14
3419 Evergreen Point Road
Medina, WA 98039

Glenn Kimball**                     1,500,000                 9.74
2850 College Avenue
Modesto, CA 95350

Thomas Morikawa                    1,115,000                  7.24
1737  14th Avenue
Seattle, WA  98122

Brent Nelson                         225,000                  1.46
5395  176th Place
Bellevue, WA 98004

Marek A. Niczyporuk                1,300,000                  8.44
962 Elsinore Drive
Palo Alto, CA 94303


Alva D. Cravens                       100,000                 0.65
17235 Deerpark Road
Los Gatos, CA  95032


All officers and directors
as a group (4 persons)              4,425,000                 28.7%

* Shares held jointly with Mr. Quinn's wife, Barbara Quinn
** Shares held jointly with Mr. Kimball's wife, Paulette Kimball

(1) For purposes of the table, a person is considered to "beneficially own" any shares with respect to which he/she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated and subject to applicable community property law, voting power, and investment power are exercised solely by the person named above or shared with members of his or her household.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers of the Company and their ages as of the date of this document are as follows:


Name                       Age          Position
----                       ---          --------
James J. Lucas             57       President, CEO, Director
James L. Quinn             63       Vice President
Glenn S. Kimball           66       Vice President
Brent Nelson               38       Director
Alva D. Cravens            59       Director
William Altieri            70       Director


James J. Lucas, President and CEO.--Mr. Lucas has more than 20 years of senior management experience in digital imaging markets. Career highlights include positions as vice president of product marketing and vice president of advertising and public relations for General Electric Company, Calma Division, and vice president of special markets for Eastman Kodak Company, Atex Division. In 1981, he developed the original business and product concepts for Qubix Graphic Systems, a venture-funded company that went public and was subsequently acquired. Mr. Lucas joined CybeRecord in June, 1999. From 1998 until he became affiliated with the Company, he was employed by Ziff Davies, Inc., in Foster City, CA. For the year prior to joining Ziff Davies, Mr. Lucas ran his own consulting company, and prior to that was Vice president of Sales & Marketing for Sun Rise Imaging of Freemont, Ca.

James Quinn, Vice President of Sales--Mr. Quinn graduated from Franklin Marshall
University  in  1958.   prior  to  joining   CybeRecord,   he  was  Director  of
International Sales for Tally Printer Corporation, Kent, Washington.



Glenn Kimball, Vice President of Engineering--Mr. Kimball has more than 20 years of experience in imaging product development, primarily for large government organizations. He developed image-processing techniques to separate and enhance poor quality, overlapping bank endorsements and a series of test documents, enabling performance of high-speed check reader- sorters for the Federal Reserve. He managed development and production of seven multimillion-dollar topographic map compilation systems that performed at micron accuracy for the United States Defense Mapping Agency..

Brent Nelson has served as a Director of the Company since October 1997. He presently serves as the managing director of Northwest Capital Partners, L.L.C., a venture capital firm located in Bellevue, Washington. Mr. Nelson also presently serves on the boards of directors of Palmworks, Inc. and Interactive Objects, Inc., both software development firms. He earned a diploma in marketing from Douglas College, Vancouver, B.C., Canada in 1983. Mr. Nelson has over 15 years of experience in corporate project financing.

Alva D. Cravens was appointed a Director on November 15, 1999. He is Vice President of Worldwide Marketing for AdForce, an Internet ad-serving firm recently ranked ninth in Inter@ctive Week magazines top ten advertising and marketing companies. He has more than 20 years of executive experience in strategic marketing, communications, positioning, branding, and advertising for technology companies, including Silicon Valley high-tech firms Sun Microsystems, Radius, IDG, and Adaptec. Mr. Cravens holds both a BA and an MA in Communications from San Jose State University.

William Altieri was appointed a Director on November 15, 1999. His experience encompasses domestic and international product branding; corporate and product positioning; and advertising and general marketing for consumer, industrial, and high technology products. He has been employed as a Brand Manager for Proctor and Gamble's Joy detergent. He then joined Norman, Craig and Kummel Advertising in New York City as a Vice President and was promoted to Senior Vice President of European Operations directing marketing programs for Hertz, Chesborough-Ponds, and American-Cyanamid. Subsequently, he became a senior partner and Managing Director of London's Jack Tinker Advertising, where he was responsible for adapting U.S. marketing efforts into European marketing programs for Coca-Cola, Exxon, Miles Laboratories, and Nabisco. Mr. Altieri holds an MBA from Stanford University. As a Lieutenant Commander in the United States Navy, he commanded a UDT (Underwater Demolition Team), now called a SEAL (Sea Air
Land) team.


Item 6. Executive Compensation.

Compensation for the officers of the Company is presented below. There are no other benefits or compensation provided. The following table shows all the cash compensation paid by the Company as well as certain other compensation paid during the fiscal years indicated.

Annual Compensation Awards Payouts

Position                            Year     Salary (*)        Bonus ($)
--------                            ----     ----------        ---------
James Lucas, Pres. & CEO            1999      $168,000          $12,500
Glenn Kimball, VP Engineering       1999      $108,000          $12,500
James Quinn, VP Sales               1999      $132,000

* Amortized salary

Note:  Salary payments commenced 1 May 1999.


Option/SAR Grants in Last Fiscal Year.
 There were no option/SAR Grants in the last fiscal year.

Compensation of Directors

The Company's directors serve without compensation.

Item 7. Certain Relationships and Related Transactions.

Brent Nelson, a director of our Company, is the president of Northwest Capital Partners, LLC ("Northwest"). In March, 1999, we entered into a Consulting Agreement under which Northwest agreed to act as financial advisor in connection with completion of financing as provided in the Consulting Agreement. The Consulting Agreement has a three-year term, and Northwest has a right of first refusal to consult with the Company regarding financings subsequent to the financings set forth in the Consulting Agreement. The Consulting Agreement provides for payment of monthly consulting fees to Northwest in the amount of $500 per month., plus reimbursement for out-of-pocket expenses not to exceed $3,000 in any calendar month. The fee provision is subject to an increase to $1,000 per; month and extension for 36 months upon closing of certain financing transactions set forth in the Consulting Agreement. The Company also agreed to issue the Consultant 500,000 shares of our common stock at a value of $.01 per share if our market capitalization reaches at least $100,000,000, and an additional 500,000 shares of common stock at a value of $.01 per share if the Company's market capitalization achieves a value of at least $200,000,000. These shares will be issued as restricted shares, and will be granted "piggy-back" rights, so that the shares will be registered upon the Company's first registration after the shares are issued. Northwest's obligations under the Consulting Agreement are subject to certain conditions to be performed by us, including refraining from modifying our capital structure without Northwest's prior written consent. In addition, the Consulting Agreement provides that for three years after the date that our common stock commences trading on the OTC Bulletin Board, if we desire to issue new shares of stock or any of our officers or directors who hold 5% or more of our common stock ("Principal Stockholders") desire to transfer their shares of our stock to a third party, we and the Principal stockholders are required to first offer such shares to the Company (if applicable), to Northwest, and then to the other principal stockholders. The Consulting Agreement also requires our officers and directors and the Principal Stockholders to agree that for a period of twelve months after our common stock commences trading on the OTCBB, the Principal stockholders will not sell any of their shares of common stock without Northwest's prior written consent, which will not be unreasonably withheld. Finally, the Consulting Agreement provides that Northwest is entitled to nominate a director for our board of directors for a period of five years.


Item 8. Description of Securities.

Common Stock

The Company has authorized 25,000,000 shares of Common Stock par value $.001. Each outstanding Share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, and if declared by the Board of Directors of the Company; (ii) are entitled to Share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per Share on all matters on which stockholders may vote at all meetings of stockholders.

All of the issued and outstanding shares of Common stock are, and all unissued shares when sold will be, duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's common stock are issued, the relative interests of the then existing shareholders may be diluted.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Information

The Company's Common Stock ($.001 par value), all of which are one class, is publicly traded on the over the counter market. It is presently traded in the OTC "Pink Sheets" The Company's principal market makers are Olsen Payne & Company, Paragon Capital Corporation, Sharpe Capital Corp., and Hill, Thomson Magid and Company. The high-low bid information for the Company's stock for the period May 1998 to September 1999 as provided by CSI, Inc, follows:

Monthly prices (May 1998 to Dec 1999)


Date     High     Low      Close
----     ----     ----     -----
Dec-99   1.125    0.8125   0.25
Nov-99   1.375    0.6125   1.0625
Oct-99   1.75     0.6125   1.0
Sep-99   1.0      0.5      0.875
Aug-99   1.25     0.938    1.0
Jul-99   1.563    1.125    1.188
Jun-99   1.875    0.938    1.625
May-99   1.438    0.5      1.094
Apr-99   1.0      0.406    0.875
Mar-99   0.813    0.125    0.563
Feb-99   0.375    0.188    0.375
Jan-99   0.25     0.125    0.25
Dec-98   0.375    0.125    0.219
Nov-98   0.563    0.219    0.375
Oct-98   0.5      0.219    0.219
Sep-98   0.5      0.24     0.5
Aug-98   0.938    0.625    0.656
Jul-98   0.125    0.75     0.938
Jun-98   1.063    0.688    0.906
May-98   1.0      0.438    1.0

Holders

The approximate number of record holders of the Company's Common Stock as of September 30, 1999 was 346, inclusive of those brokerage firms and/or clearinghouses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of September 30 1999 was 15,401,864 shares.

Dividends

The Company has not paid or declared any dividends upon its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.

Item 2. Legal Proceedings

The Company is not presently a party to any material litigation, nor to the Company's knowledge is such litigation threatened.

Item 3. Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with accountants on accounting or financial disclosure.

Item 4. Recent Sales of Unregistered Securities

The following unregistered securities of the Company have been issued in the past three years:

1. On October 1, 1997, the Company issued 4,000,000 free-trading shares to fifty-one non-affiliates at a price of $.06 per share for an aggregate consideration of $240,000 pursuant to an exemption from registration under Regulation D, Rule 504 of the Act.

2. On October 11, 1997, the Company issued 8,000,000 restricted shares to seventeen affiliates.

3. On March 24, 1999, the Company issued 1,970,000 free-trading shares to ten non-affiliates pursuant to an exemption from registration under Regulation D, Rule 504 of the Act, at a price of $.50 per share for a total consideration of $985,000. In consideration for legal services rendered, 46,000 of free-trading shares were issued to two non-affiliates pursuant to an exemption from registration under Regulation D, Rule 504 of the Act.

4. On April 20, 1999, the Company issued 6,000,000 restricted shares to seven affiliates in exchange for transfer of assets. An additional 50,000 shares were issued as a finder's fee in the transaction. The shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act").

Item 5.  Indemnification of Directors and Officers

The Certificate of Incorporation and Bylaws of the Company contain provisions limiting or eliminating the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by the General Corporation law of Florida and indemnifying officers and directors of the Company to the fullest extent permitted by the General Corporation Law of Florida. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

PART F/S

The Financial Statements of CybeRecord, Inc. required by Regulation S-B commence on page F-1 and are incorporated herein by reference.

PART III


Items 1 & 2. Index to Exhibits and Description of Exhibits

3.1      Articles of Incorporation with Amendments*
3.2      By-Laws*
10.2     Consulting Agreement with Northwest Capital Partners, LLC
21       Subsidiaries of the Registrant
27       Financial Data Schedule


*  Previously filed

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   CYBERECORD, INC.



                                        /s/James J. Lucas
                                        -------------------------------
Date: February 15, 2000                 James J. Lucas, President & CEO

                                  BALANCE SHEET
                                CybeRecord, Inc.
                                Setember 30,1999



                                     ASSETS

Current Assets

                                                             Cash       $35,052
                            Prepaid Expenses Total Current Assets       $11,700
                                                                        -------
                                                                        $46,752

                Furniture and Equipment, at cost, less accumlated
                                            depreciation of $1594       $31,566
                                                                    -----------
                                                     Total Assets       $78,318
                                                                    ===========

                       LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities

                                                  Accounts Payable      $22,932

Stockholders' Equity

           Common Stock, par value $01 at 30 June 1999, and $01 at
                                         31 December 1998 and 1997      $15,402
                                        Additional Paid-In Capital   $4,450,086
                                                  Retained Deficit  ($3,925,102)
                                                                    -----------
                                                          Subtotal     $540,386
                               Less Stock Subscriptions Receivable     $485,000
                                                                    -----------
                                     Subtotal Stockholders' Equity      $55,386

                            Total Liabilties & Stockholders Equity      $78,318
                                                                    ===========

                            STATEMENTS OF CASH FLOWS

                                CybeRecord, Inc.

                          1 July to 30 September, 1999

Cash Flows From Operating Activities

          Net Loss                                                                    ($290,868.00)
          Adjustments to Reconcile Net Loss to Net Cash Used in
          Operating Activities
          Depreciation                                                                   $1 400.00
          Changes in Operating Assets & Liabilities
                 Prepaid Expenses & Deposits                                            $11,401.00
                 Accounts Payable                                                       $16,219.00
                                                                                     -------------
                              Cash Used in Operating Activities                       ($261 848.00)

Cash Flows From Investing Activity

          Purchase of Equipment                                                        ($26,192.00)

Cash Flows From Financing Activity
          Issuance of Common Stock
          Capital Contribution
                    Cash Provided by Financing Activities
                                                                                     -------------
                    Net increase (Decrease) in Cash                                   ($288,040.00)
Cash, Beginning of Year                                                                $323,092.00
                                                                                     -------------
Cash, End of Year                                                                       $35,052.00
                                                                                     =============

                            STATEMENTS OF OPERATIONS

                                CybeRecord, Inc.

                          1 July to 30 September, 1999

 REVENUES

Expenses

    Research & Development (including labor & benefits of $157306)      $95,645
    General Administration (including labor & benefits of $157308)     $195,223
                                                                     ----------
                                                   Total Expenses      $290,868
                                                         Net Loss     ($290,868)
                                                                     ==========

                             Basic Loss Per Share of Common Stock        ($0.02)

                                CYBERECORD, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                September30, 1999

Note 1. Basis of Presentation

CybeRecord, Inc. ("CybeRecord'9) is a development stage company that is developing software it intends to market. CybeRecord started the development stage on September27, 1996.

The accompanying unaudited financial statements do not include all the disclosures required by generally accepted accounting principles for complete financial statements. Reference should be made to CybeRecord's Form 10-SB for the fiscal year ended December 31, 1998, and the six months ended June 30, 1999, for additional disclosures, including CybeRecordts accounting policies.

In the opinion of management of CybeRecord, the financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations of CybeRecord.

Note 2. Loss Per Share

Loss per share is computed on the basis of the weighted average number of shares outstanding during the period. There are no convertible securities, warrants, or options outstanding, so there are no potentially dilutive securities. The weighted average number of shares outstanding for the tliree months ended September30, 1999, was 15,401,864.

                                CYBERECORD, INC.





                                FINANCIAL REPORT





                                 JUNE 30, 1999

                               DECEMBER 31, 1998

                               DECEMBER 31, 1997

                                C O N T E N T S



                                                                        Page



INDEPENDENT AUDITORS' REPORT                                            F-1



FINANCIAL STATEMENTS



    Balance sheets                                                      F-2

    Statements of operations                                            F-3

    Statements of stockholders' equity                                  F-4

    Statements of cash flows                                            F-5

    Notes to financial statements                                F-6 - F-10

PETERSON SULLIVAN P.L.L.C.
601 Union Street Suite 2300 Seattle WA 98101 (206) 382-7777 Fax 382-7700
                                            Certified Public Accountants




                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
CybeRecord, Inc.
Bellevue, Washington



We have audited the accompanying balance sheets of CybeRecord, Inc. (a development stage company) as of June 30, 1999, December 31, 1998, and December 31, 1997, and the related statements of operations, stockholders' equity, and cash flows for the six months ended June 30, 1999, the years ended December 31, 1998 and 1997, and for the period from September 27, 1996 to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CybeRecord, Inc. (a development stage company) as of June 30, 1999, December 31, 1998, and December 31, 1997, and the results of its operations and its cash flows for the six months ended June 30, 1999, the years ended December 31, 1998 and 1997, and for the period from September 27, 1996 to June 30, 1999, in conformity with generally accepted accounting principles.





/s/ Peterson Sullivan P.L.L.C.
------------------------------
Peterson Sullivan P.L.L.C.




September 21, 1999

                                CYBERECORD, INC.
                          (A Development Stage Company)

                                 BALANCE SHEETS
             June 30, 1999, December 31, 1998, and December 31, 1997



                                                       June 30,     December 31,   December 31,
              ASSETS                                     1999          1998           1997
                                                     -----------    ------------   ------------
Current Assets
     Cash ........................................   $   323,092    $     1,307    $        58
     Prepaid expenses ............................        23,101
                                                     -----------    -----------    -----------
              Total current assets ...............       346,193          1,307             58

Furniture and Equipment, at cost,
     less accumulated depreciation of $194 .......         6,774
                                                     -----------    -----------    -----------
                                                     $   352,967    $     1,307    $        58
                                                     ===========    ===========    ===========


              LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
     Accounts payable ............................   $     6,713    $        --    $        --

Stockholders' Equity
     Common stock, par value $.001 at June 30,
        1999, and $.01 at December 31, 1998
        and 1997 .................................        15,402        123,359        123,359
     Additional paid-in capital ..................     4,450,086        309,079        225,579
     Deficit accumulated during the
        development stage ........................    (3,634,234)      (431,131)      (348,880)
                                                     -----------    -----------    -----------
                                                         831,254          1,307             58

     Less:  Stock subscriptions receivable .......      (485,000)
                                                     -----------    -----------    -----------
                                                         346,254          1,307             58
                                                     -----------    -----------    -----------
                                                     $   352,967    $     1,307    $        58
                                                     ===========    ===========    ===========

            See Notes to Financial Statements

                                CYBERECORD, INC.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
        Six Months Ended June 30, 1999, Years Ended December 31, 1998 and December 31, 1997, and the Period From September 27, 1996 to June 30, 1999


                                                                                                               Total
                                                                                                            Accumulated
                                                                                                               During
                                                                                                            Development
                                                                                                                Stage
                                                                                                           (September 27,
                                                    June 30,          December 31,       December 31,          1996 to
                                                      1999               1998              1997             June 30, 1999)
                                               -----------------    ---------------   ----------------   ------------------
Revenues                                       $               -    $             -   $              -   $                -

Expenses
     Write-off of acquired research
        and development                                3,000,000                                                  3,000,000
     In-process research and
        development                                      128,317                                                    128,317
     General and administrative                           74,786             82,251            345,688              505,917
                                               -----------------    ---------------   ----------------   ------------------
                                                       3,203,103             82,251            345,688            3,634,234
                                               -----------------    ---------------   ----------------   ------------------
              Net loss                         $      (3,203,103)   $       (82,251)  $       (345,688)  $       (3,634,234)
                                               =================    ===============   ================   ==================

Basic loss per share of common stock           $           (0.23)   $         (0.01)  $          (0.03)  $            (0.32)
                                               =================    ===============   ================   ==================









                        See Notes to Financial Statements

                             CYBERECORD, INC.
                      (A Development Stage Company)

                    STATEMENTS OF STOCKHOLDERS' EQUITY
        Six Months Ended June 30, 1999, Years Ended December 31, 1998 and December 31, 1997, and the Period From September 27, 1996 to June 30, 1999


                                                                                 Deficit
                                                                               Accumulated
                                                                Additional     During the
                                       Common       Common        Paid-in       Development   Receivable for
                                       Shares       Stock         Capital         Stage        Shares Sold      Total
                                     ---------  ------------   ------------  --------------  -------------- ------------
Balances, September 27, 1996           335,864  $      3,359   $        769  $            -  $          -   $      4,128

Issuance of common stock
    (October and November 1996)      8,700,000         8,700         49,410                                       58,110

Net loss                                                                             (3,192)                      (3,192)
                                     ---------  ------------   ------------  --------------  -------------- ------------
Balances, December 31, 1996          9,035,864        12,059         50,179          (3,192)                      59,046

Issuance of common stock, net of
    effects of exchange
    of Chrysalis shares for Pillar
    shares (October 1997)            3,300,000       111,300        128,700                                      240,000

Additional capital contributed
    by shareholders                     46,700                                       46,700

Net loss                                                                           (345,688)                    (345,688)
                                     ---------  ------------   ------------  --------------  -------------- ------------
Balances, December 31, 1997         12,335,864       123,359        225,579        (348,880)                          58

Additional capital contributed
    by shareholders                     83,500                                       83,500

Net loss                                                                            (82,251)                     (82,251)
                                     ---------  ------------   ------------  --------------  -------------- ------------
Balances, December 31, 1998         12,335,864       123,359        309,079        (431,131)                       1,307

Issuance of common stock in
    exchange for cash and stock
    subscriptions receivable
    (March 1999)                     1,970,000        19,700        965,300                      (485,000)       500,000

Issuance of common stock in
    exchange for services
    (March and April 1999)              96,000           960         39,040                                       40,000

Contribution of shares back to
    the corporation
    by shareholders (April 1999)    (5,000,000)      (50,000)        50,000

Issuance of common stock in
    exchange for Kristal Group
    assets (April 1999)              6,000,000        60,000      2,940,000                                    3,000,000

Additional capital contributed
    by shareholders                                                   8,050                                        8,050

Change in par value of stock                        (138,617)       138,617

Net loss                                                                         (3,203,103)                  (3,203,103)
                                    ----------  ------------   ------------  --------------  -------------- ------------
Balances, June 30, 1999             15,401,864  $     15,402   $  4,450,086  $   (3,634,234) $   (485,000)  $    346,254
                                    ==========  ============   ============  ==============  ============   ============




                    See Notes to Financial Statements

                                CYBERECORD, INC.
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
        Six Months Ended June 30, 1999, Years Ended December 31, 1998 and December 31, 1997, and the Period From September 27, 1996 to June 30, 1999


                                                                                                            Total
                                                                                                         Accumulated
                                                                                                           During
                                                                                                         Development
                                                                                                            Stage
                                                                                                        (September 27,
                                                             June 30,     December 31,    December 31,      1996 to
                                                              1999           1998            1997        June 30, 1999)
                                                         ------------   -------------   ------------    --------------
Cash Flows From Operating Activities
     Net loss                                            $ (3,203,103)  $     (82,251)  $   (345,688)   $   (3,634,234)
     Adjustments to reconcile net loss to net
        cash used in operating activities
        Depreciation                                              194                                              194
        Write-off of assets (primarily intellectual
           property) acquired that had not
           reached technological feasibility                3,000,000                                        3,000,000
        Professional fees exchanged for
           common stock                                        40,000                                           40,000
        Changes in operating assets and liabilities
           Prepaid expenses and deposits                      (23,101)                        14,709           (23,101)
           Accounts payable                                     6,713                         (5,390)            6,713
        Other                                                                                 44,200
                                                         ------------   -------------   ------------    --------------
              Cash used in operating activities              (179,297)        (82,251)      (292,169)         (610,428)

Cash Flows From Investing Activity
     Purchase of equipment                                     (6,968)                                          (6,968)

Cash Flows From Financing Activities
     Issuance of common stock                                 500,000                        240,000           798,110
     Capital contribution                                       8,050          83,500         46,700           138,250
                                                         ------------   -------------   ------------    --------------
              Cash provided by financing activities           508,050          83,500        286,700           936,360
                                                         ------------   -------------   ------------    --------------
              Net increase (decrease) in cash                 321,785           1,249         (5,469)          318,964

Cash, beginning of period                                       1,307              58          5,527             4,128
                                                         ------------   -------------   ------------    --------------
Cash, end of period                                      $    323,092   $       1,307   $         58    $      323,092
                                                         ============   =============   ============    ==============




                        See Notes to Financial Statements

                         NOTES TO FINANCIAL STATEMENTS


Note 1.  Organization and Significant Accounting Policies

Organization/Development Stage Company

CybeRecord,  Inc.  ("CybeRecord")  was previously  known as Chrysalis Hotels and
Resorts,   Inc.   ("Chrysalis").   Chrysalis  was  previously  known  as  Pillar
Entertainment, Inc. ("Pillar").

Pillar was a corporation with very little financial activity for many years. In October 1997, Pillar exchanged its common stock for all the outstanding stock of Chrysalis. As Pillar and Chrysalis were related corporations (Pillar's president was a major stockholder in Chrysalis), the transaction was accounted for at a historical cost basis. Pillar then changed its name to Chrysalis. These financial statements are prepared as if the companies were combined as of September 27, 1996 (the date Chrysalis was incorporated).

In April 1999, Chrysalis issued common stock to acquire the assets (primarily intellectual property) of four individuals: Glenn Kimball, Marek Niczyporuk, James J. Lucas, and James L. Quinn (hereinafter referred to as the "Kristal Group" for the sake of convenience). Chrysalis then changed its name to CybeRecord.

In conjunction with the acquisition of the Kristal Group's assets, CybeRecord is working toward the development of software that will enhance paper and microfilm records when converted to digital documents. This will allow these records to be shared electronically over the Internet and within company Intranet systems. As of June 30, 1999, products developed by CybeRecord have not reached the stage of technological feasibility as defined by Statements of Financial Accounting Standards ("SFAS") 86. Accordingly, the cost of the assets acquired from the Kristal Group and all costs associated with software development have been charged to expense as research and development.

CybeRecord intends to market the software it is developing. Revenue recognition policies for software sales will be established when products are ready for distribution. Revenue will be recognized when earned and CybeRecord will follow American Institute of Certified Public Accountants Statements of Position 97-2 and 98-4, "Software Revenue Recognition."

These financial statements have been prepared treating CybeRecord as a development stage company. CybeRecord has not generated any revenues through June 30, 1999. For the purpose of these financial statements, it is assumed the development stage started September 27, 1996, which is the date of inception for Chrysalis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from the estimates that were used.


Cash

Cash includes cash balances held at a bank and all highly liquid debt instruments with original maturities of three months or less. Cash balances are in excess of amounts insured by the Federal Deposit Insurance Corporation.

No cash payments for interest or income taxes were made during the six months ended June 30, 1999, and the years ended December 31, 1998 and 1997.


Stock Subscriptions Receivable

Stock subscriptions receivable are for 970,000 shares of common stock and are due from five non-United States investors. The amounts receivable are expected to be collected by December 31, 1999.


Furniture and Equipment

Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets.


Research and Development

Research and development costs are expensed as incurred. When products being developed reach technological feasibility, costs associated with these products will be capitalized and amortized over their estimated useful lives.


Taxes on Income

CybeRecord accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in CybeRecord's financial statements or tax returns. In estimating future tax consequences, CybeRecord generally considers all expected future events other than enactments of changes in the tax laws or rates.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares. There are no potentially dilutive common shares at June 30, 1999, or at December 31, 1998 and 1997. The weighted average number of shares was 13,693,864, 12,335,864, and 9,860,864 for the six months ended June 30, 1999, and the years ended December 31, 1998 and 1997. The weighted average number of shares was 11,372,972 for the period from September 27, 1996 to June 30, 1999.


Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Although there has been no stock-based compensation, CybeRecord has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of the Corporation's stock at the date of the grant over the amount an employee is required to pay for the stock.


Comprehensive Income

There are no reconciling items between the net loss presented in the Statements of Operations and comprehensive loss as defined by SFAS No. 130, "Reporting Comprehensive Income."


New Accounting Standards

New accounting standards issued through the date of the independent auditors' report do not have an effect on these financial statements.

Note 2.  Capital Stock


                                June 30, 1999     December 31, 1998    December 31, 1997
                                -------------     -----------------    -----------------
Shares authorized                 25,000,000          20,000,000           20,000,000
                                  ==========          ==========           ==========
Shares issued and outstanding     15,401,864          12,335,864           12,335,864
                                  ==========          ==========           ==========


Note 3.  Non-Cash Transactions

In 1999, CybeRecord issued 6,000,000 shares of common stock in conjunction with the acquisition of the Kristal Group's assets (See Note 1). The common stock was valued at $.50 per share. This value was based on stock sales in the same time period. The number of shares issued was based on negotiations between CybeRecord and the various owners of the Kristal Group's assets. As part of these negotiations, certain shareholders contributed 5,000,000 shares of common stock back to CybeRecord.

In addition, in 1999, CybeRecord issued 56,000 shares in exchange for legal services. These shares were valued at $.50 per share, as they were issued at approximately the same time that shares were issued for the Kristal Group's assets. Finally, in 1999, CybeRecord issued 40,000 shares in exchange for consulting services. These shares were valued at $12,000, as they were issued to settle a $12,000 invoice.



Note 4.  Income Taxes

The reconciliation of income tax on income computed at the federal statutory rates to income tax expense is as follows:


                                June 30, 1999     December 31, 1998    December 31, 1997
                                -------------     -----------------    -----------------
Tax at statutory rate           $  (1,089,055)     $      (27,966)      $     (117,534)

Change in valuation allowance
   for deferred tax asset           1,089,055              27,966              117,534
                                -------------      --------------       --------------
Income tax expense              $           -      $            -       $            -
                                =============      ==============       ==============

CybeRecord's deferred tax asset is as follows:


                                June 30, 1999     December 31, 1998    December 31, 1997
                                -------------     -----------------    -----------------
Net operating loss
   carryforwards (before
   valuation allowance)        $       214,042     $       144,713       $       116,067

Research and development
   costs expensed for
   financial statement
   purposes, but
   capitalized for income
   tax purposes                      1,020,000

Other                                    1,598               1,872                 2,552

Less valuation allowance
   for deferred tax asset           (1,235,640)           (146,585)             (118,619)
                                 -------------       -------------        --------------
Net deferred tax asset           $           -       $           -        $            -
                                 =============       =============        ==============


CybeRecord has net operating loss carryforwards of $629,536 at June 30, 1999. These losses expire in 2019.